Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2021

Unaudited - Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

"Mark Jarvis"

Chief Executive Officer

Giga Metals Corporation Condensed Interim Consolidated Statements of Financial Position As at June 30, 2021 and December 31, 2020 (Unaudited - Expressed in Canadian Dollars)

	Notes	June 30, 2021 $	December 31, 2020 $

ASSETS

Current assets
Cash and cash equivalents		7,667,251	3,762,980
Receivables	3	142,450	103,742
Prepaid expenses and deposits		162,404	87,515
		7,972,105	3,954,237
Non-current assets
Reclamation deposits		424,000	232,000
Equipment and right of use assets	4	201,965	243,249
Exploration and evaluation assets	5	7,293,165	5,808,840
		7,919,130	6,284,089
TOTAL ASSETS		15,891,235	10,238,326

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	6	485,509	130,699
Lease obligation - short-term	7	94,730	88,182
Flow-through premium liability	9	293,978	-
		874,217	218,881

Non-current liabilities
Lease obligation - long-term	7	80,141	129,212
Loan	8	40,000	40,000
Asset retirement obligations		275,000	275,000
		395,141	444,212
TOTAL LIABILITIES		1,269,358	663,093

EQUITY
Share capital	9	65,389,710	60,173,313
Share-based payment reserve	10	8,640,429	7,417,335
Accumulated other comprehensive income (loss) ("AOCL")		1,737	(933)
Deficit		(59,409,999)	(58,014,482)

TOTAL EQUITY		14,621,877	9,575,233

TOTAL LIABILITIES AND EQUITY		15,891,235	10,238,326

Nature and continuance of operations (Note 1)

Commitments (Notes 7 and 8)

APPROVED BY:

DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

See accompanying notes to the condensed interim consolidated financial statements
3

Giga Metals Corporation Condensed Interim Consolidated Statements of Comprehensive Loss For the three and six months ended June 30, 2021 and 2020 Unaudited - Expressed in Canadian Dollars

		Three months ended June 30,		Six months ended June 30,
	Notes	2021 $	2020 $	2021 $	2020 $

Operating expenses
Amortization	4	23,773	24,479	48,251	48,957
Consulting fees		109,227	108,063	204,092	262,417
Corporate communications and investor relations		95,112	30,636	232,092	77,027
Legal, accounting and audit	11	81,353	46,878	150,486	102,968
Management and directors' fees	11	65,759	83,648	131,517	167,295
Office and general		73,536	36,413	138,671	70,986
Travel and accommodation		-	1,016	-	29,790
Stock-based compensation	9,11	413,599	(3,284)	557,192	2,662
		862,359	327,849	1,462,301	762,102
Other items
Interest income		(6,133)	(20,845)	(8,957)	(23,465)
Finance charge on lease		5,646	8,030	11,792	16,513
Income from sublease of office	7	(11,272)	(11,157)	(22,430)	(22,200)
Flow-through premium income	9	(47,189)	-	(47,189)	-
		(58,948)	(23,972)	(66,784)	(29,152)

Loss for the period		(803,411)	(303,877)	(1,395,517)	(732,950)

Other comprehensive income
Exchange gain on translation of foreign accounts		4,827	-	2,670	-

Comprehensive loss for the period		(798,584)	(303,877)	(1,392,847)	(732,950)

Loss per share - basic and diluted	9	(0.01)	(0.01)	(0.02)	(0.01)
Weighted average number of shares outstanding - basic and diluted	9	81,136,884	55,494,015	75,770,679	55,494,015

See accompanying notes to the condensed interim consolidated financial statements
4

Giga Metals Corporation Condensed Interim Consolidated Statement of Changes in Equity For the six months ended June 30, 2021 and 2020 Unaudited - Expressed in Canadian Dollars

		Share capital
	Notes	Number of shares #	Amount $	Share-based payment reserve $	AOCL $	Deficit $	Total $

Balance at December 31, 2019		55,494,015	55,091,542	7,763,393	-	(55,992,684)	6,862,251

Stock-based compensation	9	-	-	2,662	-	-	2,662
Comprehensive loss for the period		-	-	-	-	(732,950)	(732,950)

Balance at June 30, 2020		55,494,015	55,091,542	7,766,055	-	(56,725,634)	6,131,963

Exercise of warrants		10,790,835	2,709,668	-	-	-	2,709,668
Exercise of options		4,060,000	1,410,500	-	-	-	1,410,500
Transfer on the exercise of warrants		-	2,700	(2,700)	-	-	-
Transfer on the exercise of options		-	958,903	(958,903)	-	-	-
Stock-based compensation		-	-	612,883	-	-	612,883
Comprehensive loss for the period		-	-	-	(933)	(1,288,848)	(1,289,781)

Balance at December 31, 2020		70,344,850	60,173,313	7,417,335	(933)	(58,014,482)	9,575,233

Flow-through private placement	9	5,686,123	2,729,339	170,584	-	-	2,899,923
Transfer to flow-through premium liability	9	-	(341,167)	-	-	-	(341,167)
Private placement	9	8,997,455	3,778,931	269,924	-	-	4,048,855
Share issuance costs
Cash finders' fees	9	-	(451,671)	-	-	-	(451,671)
Brokers' warrants	9	-	(243,713)	243,713	-	-	-
Other fees	9	-	(323,641)	-	-	-	(323,641)
Exercise of options		500,000	50,000	-	-	-	50,000
Transfer on the exercise of options		-	18,319	(18,319)	-	-	-
Stock-based compensation	9	-	-	557,192	-	-	557,192
Comprehensive loss for the period		-	-	-	2,670	(1,395,517)	(1,392,847)

Balance at June 30, 2021		85,528,428	65,389,710	8,640,429	1,737	(59,409,999)	14,621,877

See accompanying notes to the condensed interim consolidated financial statements
5

Giga Metals Corporation Condensed Interim Consolidated Statements of Cash Flows For the six months ended June 30, 2021 and 2020 Unaudited - Expressed in Canadian Dollars

	2021 $	2020 $

Operating activities
Loss for the period	(1,395,517)	(732,950)
Adjustments for:
Amortization	48,251	48,957
Stock-based compensation	557,192	2,662
Flow-through premium income	(47,189)	-
Changes in non-cash working capital items:
Receivables	(38,708)	116,709
Prepaid expenses and deposits	(74,889)	(17,665)
Trade payables and accrued liabilities	110,757	117,109
Net cash flows used in operating activities	(840,103)	(465,178)

Investing activities
Expenditures on exploration and evaluation assets	(1,237,602)	(1,073,512)
Purchase of equipment	(6,967)	-
Increase in reclamation deposits	(192,000)	-
Net cash flows used in investing activities	(1,436,569)	(1,073,512)

Financing activities
Proceeds from issuance of common shares	6,998,778	-
Share issuance costs	(775,312)	-
Proceeds from loan	-	40,000
Principal repayment of lease obligation	(42,523)	(36,612)
Net cash flows provided by financing activities	6,180,943	3,388

Increase (decrease) in cash and cash equivalents	3,904,271	(1,535,302)
Cash and cash equivalents, beginning	3,762,980	1,640,642

Cash and cash equivalents, ending	7,667,251	105,340

Cash	636,347	105,340
Cash equivalents	7,030,904	-

Supplemental cash flow information (Note 13)

See accompanying notes to the condensed interim consolidated financial statements
6

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

1. Nature and continuance of operations

Giga Metals Corporation (the "Company" or "Giga Metals") was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "GIGA" and the OTCQX under the symbol "HNCKF".

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company's registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at June 30, 2021, the Company's accumulated deficit was $59,409,999, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at June 30, 2021, the Company had working capital of $7,097,888, giving the Company the ability to meet current obligations.

During 2020 and the current period, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.

2. Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting.  These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 which have been prepared in accordance with IFRS as issued by the IASB.

In the preparation of these interim condensed consolidated financial statements, the Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2020.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

References herein to "$" are to the Canadian dollar and "US$" are to the United States dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 27, 2021.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

3. Receivables

	June 30, 2021 $	December 31, 2020 $

Goods and Service sales tax	51,472	23,131
British Columbia mining exploration tax credits	74,309	74,309
Interest receivable and other receivables	16,669	6,302
	142,450	103,742

4. Equipment and right of use assets

	Right of use assets - leases $	Motor Vehicles $	Computer equipment $	Exploration and office equipment $	Total $
Cost:
At December 31, 2019	347,048	45,652	78,294	63,991	534,985
Additions	-	-	-	-	-
At December 31, 2020	347,048	45,652	78,294	63,991	534,985
Additions	-	500	6,467	-	6,967
At June 30, 2021	347,048	46,152	84,761	63,991	541,952

Depreciation:
At December 31, 2019	65,073	30,366	40,285	58,098	193,822
Charge for the year	86,764	4,585	5,386	1,179	97,914
At December 31, 2020	151,837	34,951	45,671	59,277	291,736
Charge for the period	43,382	1,948	2,390	531	48,251
At June 30, 2021	195,219	36,899	48,061	59,808	339,987

Net book value:
At December 31, 2020	195,211	10,701	32,623	4,714	243,249
At June 30, 2021	151,829	9,253	36,700	4,183	201,965

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

5. Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance, December 31,	Change in year	Balance, December 31,	Change in period	Balance, June 30,
	2019 $	2020 $	2020 $	2021 $	2021 $

Turnagain Nickel Cobalt Project

Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,339,750	20,122	2,359,872	9,100	2,368,972
Claims renewal / staking	479,199	-	479,199	450	479,649
Drilling	14,361,757	-	14,361,757	7,691	14,369,448
Environmental studies	1,815,621	87,097	1,902,718	72,389	1,975,107
Exploration data management	965,220	12,296	977,516	10,129	987,645
First Nations	250,468	25,476	275,944	38,518	314,462
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	10,509,774	749,601	11,259,375	317,331	11,576,706
Geophysical services	801,643	52,436	854,079	-	854,079
Metallurgy	4,561,783	347,011	4,908,794	19,412	4,928,206
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	2,770,433	122,350	2,892,783	369,584	3,262,367
Transportation	2,984,941	15,504	3,000,445	65,541	3,065,986
Advances	71,645	(71,645)	-	563,221	563,221
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Asset retirement obligations	200,000	75,000	275,000	-	275,000
Property impairments	(33,058,924)	-	(33,058,924)	-	(33,058,924)
BC refundable mining exploration tax credits	(3,208,494)	(19,978)	(3,228,472)	-	(3,228,472)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)	-	(1,777,377)
	4,390,312	1,415,270	5,805,582	1,473,366	7,278,948

Brazil Project
Assays and testing	-	-	-	2,645	2,645
Claims renewal / staking	-	3,258	3,258	8,274	11,532
Foreign exchange translation adjustment	-	-	-	40	40
	-	3,258	3,258	10,959	14,217

	4,390,312	1,418,528	5,808,840	1,484,325	7,293,165

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

Turnagain Cobalt Nickel Project

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty ("NSR"). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

In July 2018, the Company sold a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project.  The Company has the right to repurchase 0.5% of the 2% NSR ("Repurchase Option") for US$20 million, which if exercised would result in a 1.5% remaining NSR.  The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.  The purchaser of the NSR has a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

Brazil Project

In December 2020, the Company staked 24 exploration permits in southern Piauí State, Northeast Region, Brazil.

6. Trade payables and accrued liabilities

	June 30, 2021 $	December 31, 2020 $
Trade payables	377,629	81,291
Accrued liabilities	107,880	49,408
	485,509	130,699

7. Lease obligations

The Company entered into an office lease in April 1, 2019 and the Company recognized a lease obligation with respect to the lease.  The terms and the outstanding balances as at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021 $	December 31, 2020 $
Right-of-use asset from office lease repayable in monthly instalments of $9,364 and an interest rate of 12.5% per annum and an end date of March 31, 2023	174,871	217,394
Less: current portion	(94,730)	(88,182)
Non-current portion	80,141	129,212

The following is a schedule of the Company's future minimum lease payments related to the office lease obligation:

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

June 30, 2021 $

2021	54,911
2022	111,609
2023	28,051
2024	-
Total minimum lease payments	194,571
Less: imputed interest	(19,700)
Total present value of minimum lease payments	174,871
Less: current portion	(94,730)
Non-current portion	80,141

The Company subleases part of their office space to other companies.  One sublease with a related party (Note 11) is month to month lease at a rate of $2,346 per month and one sublease is for a period of four years at $1,374 per month.  The total lease income from the subleasing of the office for the six months ended June 30, 2021 was $22,430 (2020 - $22,200).

8. Loan

During the year ended December 31, 2020, the Company obtained an unsecured $40,000 loan as part of the government's economic response plan to the COVID-19 pandemic. The loan is interest free and is eligible for 25% forgiveness if $30,000 is fully repaid by December 31, 2022.  If not repaid in full by the maturity date, the loan will be converted into a loan at a fixed interest rate of 5% per annum with a maturity date of December 31, 2025.

9. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At June 30, 2021, there were 85,528,428 issued and fully paid common shares (December 31, 2020 - 70,344,850).

Financings

During the six months ended June 30, 2021, the following equity financings were completed:

I) On April 23, 2021, the Company completed a marketed public offering of 13,667,755 units (the "Units") of the Company, including 1,067,755 Units issued pursuant to the over-allotment option which was exercised in part, for gross proceeds of $6,466,708.

The Units consist of 8,397,455 non-flow through units priced at $0.45 comprised of one common share and one warrant, and 5,270,300 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 23, 2024.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

The flow-through premium liability was determined to be $0.06 per flow-through unit and accordingly, $316,218 was allocated to the flow-through premium liability.  The Company used the residual method to value the share purchase warrants within the Units with a value of $410,033 allocated to the share purchase warrants.

II) On April 27, 2021, the Company completed a private placement of 1,015,823 Units of the Company.  The Units consist of 600,000 non-flow through units priced at $0.45 comprised of one common share and one common share purchase warrant, and 415,823 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 27, 2024.

The flow-through premium liability was determined to be $0.06 per flow-through unit and accordingly, $24,949 was allocated to the flow-through premium liability.  The Company used the residual method to value the share purchase warrants within the Units with a value of $30,475 allocated to the share purchase warrants.

In connection with the offering, the Company paid a cash commission equal to 6.5% of the gross proceeds ($451,671) and 888,404 brokers' warrants equal to 6.5% of the Units sold under the offering.  Each brokers' compensation warrant shall entitle the holder thereof to purchase one Unit (on a non-flow through basis) having the same terms as a Unit at the exercise price of $0.45 until April 23, 2024.  The Company incurred other cash issuance costs including legal and filing fees of $323,641.

The fair value of $243,713 for the brokers' warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to share-based payment reserve.  The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.43; exercise price of $0.45; expected volatility of 106%; expected life of 3 years; a risk-free interest rate of 0.50%; and an expected dividend rate of nil.

The gross proceeds of the flow-through financing of $2,899,923 will not be available to the Company for future deduction from taxable income after renouncing the flow-through proceeds to the subscribers effective December 31, 2021.  Accordingly, the Company has recorded a flow-through premium liability in the aggregate amount of $341,167 representing the value of the tax benefit to be renounced to subscribers.  The flow-through premium liability will be reduced and recorded as an other income item as eligible Canadian Exploration Expenditures are incurred. As at June 30, 2021, the Company had incurred eligible Canadian Exploration Expenditures of $401,104 and accordingly, recorded flow-through premium income of $47,189.

During the six months ended June 30, 2020, the Company did not complete any equity financings.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2021 was based on the loss attributable to common shareholders of $1,395,517 (2020 - $732,950) and the weighted average number of common shares outstanding of 75,770,679 (2020 - 55,494,015).

Diluted loss per share did not include the effect of 6,500,000 stock options and 15,571,982 warrants as the effect would be anti-dilutive.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company's issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company or 30 days following cessation of an optionee conducting investor relations activities' position.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the six months ended June 30, 2021 and the year ended December 31, 2020 are as follows:

	Six months ended June 30, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	7,000,000	$0.48	5,535,000	$0.34
Options granted	-		5,625,000	0.52
Options exercised	(500,000)	0.10	(4,060,000)	0.35
Options expired/forfeited	-		(100,000)	0.30
Options outstanding, ending	6,500,000	$0.51	7,000,000	$0.48
Options exercisable, ending	2,281,250	$0.49	2,731,250	$0.42

The weighted average share price on the date of option exercise during the six months ended June 30, 2021 was $0.38.

Details of options outstanding as at June 30, 2021 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding
$0.30	3.07 years	50,000
$0.35	2.46 years	300,000
$0.40	1.26 years	150,000
$0.52	4.50 years	5,625,000
$0.55	1.60 years	300,000
$0.60	1.32 years	75,000
$0.51	4.15 years	6,500,000

Stock-based compensation

During the six months ended June 30, 2021, the Company recorded $557,192 (2020 - $2,662) of stock-based compensation to the statement of comprehensive loss based on the vesting of stock options granted.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the six months ended June 30, 2021 and the year ended December 31, 2020 are as follows:

	Six months ended June 30, 2021		Year ended December 31, 2020
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Warrants outstanding, beginning	240,000	$0.70	11,870,001	$0.29
Warrants issued	15,571,982	0.59	-
Warrants exercised	-		(10,790,835)	0.25
Warrants expired	(240,000)	0.70	(839,166)	0.70
Warrants outstanding, ending	15,571,982	$0.59	240,000	$0.70

Details of warrants outstanding as at June 30, 2021 are as follows:

Exercise price	Weighted average contractual life	Number of warrants outstanding
$0.45	2.82 years	888,404
$0.60	2.82 years	14,683,578
$0.59	2.82 years	15,571,982

10. Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

11. Related party transactions

	Three months ended June 30,		Six months ended June 30,
	2021 $	2020 $	2021 $	2020 $
Accounting fees	11,193	10,175	20,536	18,454
Directors' fees	4,500	22,500	9,000	45,000
Management fees	57,000	57,000	114,000	114,000
Stock-based compensation	325,732	-	438,818	-
	398,425	89,675	582,354	177,454

There was $4,953 owing to related parties at June 30, 2021 (December 31, 2020 - $1,943) included in accounts payable.  The balances owing are unsecured, non-interest bearing, and have no specific terms of repayment.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the six months ended June 30, 2021 amounted to $116,536 (2020 - $150,454) for short-term benefits and $430,894 (2020 - $nil) for stock-based compensation.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

The Company has a month to month office sublease with a company with common directors (Note 7).  During the six months ended June 30, 2021, the Company recorded office sublease income of $22,430 (2020 - $22,200) relating to the sublease.

12. Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company's cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as the timing of British Columbia mining tax credits.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company's liabilities as at June 30, 2021:

	Within one year	Between one and five years	More than five years
Trade payables and accrued liabilities	$293,978	$-	$-
Lease obligation	94,730	80,141	-
Loan	-	40,000	-
Asset retirement obligations	-	-	275,000
	$388,708	$120,141	$275,000

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has exposure to foreign exchange risk with respect to its cash balances.  As at June 30, 2021, the Company had cash held in US dollars of US$39,253 and Brazilian Reals of R$256,210.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk.  The Company has no exposure to this risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	June 30, 2021 $	December 31, 2020 $
Amortized cost:
Interest receivable and other receivables	16,669	6,302
Reclamation deposits	424,000	232,000
Fair value through profit or loss:
Cash and cash equivalents	7,667,251	3,762,980
	8,107,920	4,001,282

Financial liabilities included in the statement of financial position are as follows:

	June 30, 2021 $	December 31, 2020 $
Amortized cost:
Trade payables and accrued liabilities	485,509	130,699
Lease obligation	174,871	217,394
Loan	40,000	40,000
	700,380	388,093

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The following is an analysis of the Company's financial assets measured at fair value as at June 30, 2021 and December 31, 2020:

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2021 and 2020

	As at June 30, 2021
	Level 1	Level 2	Level 3
Cash and cash equivalents	$7,667,251	$-	$-

Total	$7,667,251	$-	$-

	As at December 31, 2020
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,762,980	$-	$-

Total	$3,762,980	$-	$-

13. Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the six months ended June 30, 2021, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $278,275 included in accounts payable and accrued liabilities at June 30, 2021, less expenditures included in accounts payable at December 31, 2020 of $31,552 (net exclusion of $246,723); and,

b) Exploration and evaluation asset recovery of $74,309 included in receivables at June 30, 2021 and December 31, 2020.

During the six months ended June 30, 2020, the following transactions were excluded from the statement of cash flows:

c) Exploration and evaluation asset expenditures of $60,701 included in accounts payable and accrued liabilities at June 30, 2020, less expenditures included in accounts payable at December 31, 2019 of $315,597 (net inclusion of $254,896); and,

d) Exploration and evaluation asset recovery of $960,315 included in receivables at June 30, 2020, less amount included in receivables at December 31, 2019 of $1,007,373 (net inclusion of $47,058).

14. Segmented information

Operating segments

The Company operates in a single reportable operating segment - the acquisition, exploration and development of mineral properties.

Geographic segments

The Company's assets are primarily located in Canada.  At June 30, 2021, the Company's assets are located in Canada except for $80,807 of assets located in Brazil.